UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35383 / November 13, 2024

_____

In the Matter of   :
                                                                                    :
FS Credit Opportunities Corp.   :
PA Senior Credit Opportunities Fund, L.P.   :
FS Senior Credit Fund II, L.P.   :
FS Global Advisor, LLC   :
FS Credit Income Fund   :
FS Credit Income Advisor, LLC   :
FS Specialty Lending Fund   :
FS/EIG ADVISOR, LLC   :
FS Tactical Opportunities (LOI) Splitter, L.P.   :
FS Tactical Opportunities (SI) Splitter, L.P.   :
FS Tactical Opportunities (LOI) Splitter II, L.P.   :
FS Tactical Opportunities (SI) Splitter II, L.P.   :
FS Tactical Advisor, LLC   :
                                                                                    :
201 Rouse Boulevard   :
Philadelphia, Pennsylvania 19112   :
                                                                                    :
(812-15507)   :
                                                                                    :
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ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

FS Credit Opportunities Corp., *et al*. filed an application on September 19, 2023 and amendments to the application on January 24, 2024, May 23, 2024, September 18, 2024 and October 18, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On October 3, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35348). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. Due to applicants having subsequently amended the application to add additional applicants, on October 21, 2024, the Commission published an amended notice (Investment Company Act Release No. 35348A) in the Federal Register. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by FS Credit Opportunities Corp., *et al*. (File No. 812-15507) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.